Exhibit (23)(b)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 (Registration Statement) of M&T Bank Corporation of our report dated March 1, 2021, with respect to the consolidated statements of condition of People’s United Financial, Inc. and subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, which report appears in the Form 8-K/A of M&T Bank Corporation dated June 10, 2022, and to the reference to our firm under the heading “Experts” included in the Registration Statement.

/s/ KPMG LLP

Stamford, Connecticut

September 19, 2023